UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 9, 2017

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 — Information Contained in this Form 6-K Report

Board of Directors Changes: Appointment of Larry Simkins; Anticipated Appointment of David Sokol; Resignation of Graham Porter

On April 9, 2017, the Board of Directors (the “Board”) of Seaspan Corporation (the “Company”) appointed Larry Simkins, President, CEO and Director of the Washington Companies (“WashCo”), as a member of the Board to fill the vacant seat resulting from the resignation of Graham Porter on that date. Mr. Simkins will replace Mr. Porter as a director nominee for election to the Board at the 2017 Annual General Meeting of the Company, which is scheduled for April 21, 2017. WashCo, through its affiliates Deep Water Holdings, LLC and Copper Lion, Inc., is the Company’s largest shareholder and proposed Mr. Simkins to the Board for consideration as a Company Director.

Mr. Simkins has served as President, Chief Executive Officer and director of WashCo, providing leadership and direction to the companies by serving as a member of the Board of Directors for each individual company. WashCo is an international group of privately-owned companies transacting business in the areas of rail transportation, marine transportation, mining, environmental construction, heavy equipment sales, and aviation products. Mr. Simkins previously served as a director of the Federal Reserve Bank of Minneapolis from 2010 to 2016.

On April 9, 2017, Graham Porter resigned as a member of the Board and withdrew his name for re-election at the 2017 Annual General Meeting. Mr. Porter did not resign due to any disagreement with the Company on any matter relating to its operations, policies or practices.

Following the 2017 Annual General Meeting, the Board expects to expand its size from eight to nine members and to appoint David Sokol, a director of WashCo and experienced executive, as a member of the Board. WashCo also proposed Mr. Sokol to the Board for consideration as a Director.

Mr. Sokol has founded three companies in his career to date, taken three companies public and, as Chairman and Chief Executive Officer of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway until he retired in March 2011 in order to manage his family business investments. Mr. Sokol currently sits on two corporate boards and is a member of the executive committee of the board of directors of the Horatio Alger Association of Distinguished Americans. Over Mr. Sokol’s 38-year career, he has chaired five corporate boards and over a dozen charitable or community boards.

WashCo, through its affiliates, is the Company’s largest shareholder, with ownership of approximately 49.2% of the Company’s outstanding shares of Class A common stock and approximately 45.9% of the Company’s voting power as of February 28, 2017.

Termination of Financial Services Agreement with Seaspan Financial Services Ltd.

The Company and Seaspan Financial Services Ltd. (“SFSL”), an entity owned and controlled by Graham Porter, have agreed in principle to terminate early the fixed term Financial Services Agreement, dated May 16, 2016, between the parties (the “Financial Services Agreement”), with the mutually agreed termination to be effective as of April 10, 2017. Under the Financial Services Agreement, SFSL agreed to provide the Company up to May 31, 2021 with certain strategic services, including negotiating and procuring pre-delivery and post-delivery financing or refinancing for the construction of new vessels or the acquisition of used vessels. Pursuant to the termination of the Financial Services Agreement, the Company would pay SFSL the required termination payment of $6,250,000 in shares of the Company’s common stock. Any amounts owed to SFSL by the Company under the Financial Services Agreement prior to termination, and additional amounts to be paid to SFSL for fees earned relating to financings in process by SFSL as of April 10, 2017, would be settled by payment in full within 30 days of termination of the Financial Services Agreement or completion of the financing, as applicable, or in the case of any dispute regarding the amounts owed to SFSL, within 30 days of the settlement of such dispute. No other amounts would be paid to SFSL under the Financial Services Agreement or the termination thereof. The parties would enter into comprehensive mutual releases. There is no assurance that a definitive termination agreement will be entered into by the parties or the ultimate terms of any such agreement.

Amendment to Employment Agreement with Gerry Wang

The Company and Gerry Wang have agreed in principle to amend the Executive Employment Agreement, dated May 16, 2016 (the “Employment Agreement”) between Mr. Wang and the Company. The proposed amendment would eliminate any transaction fees to be paid to Mr. Wang under the Employment Agreement for any containership orders, purchases or sales by the Company that are entered into after April 10, 2017. The Employment Agreement currently provides that Mr. Wang will generally receive transaction fees equal to 1.25% of the aggregate consideration under any binding agreement the Company enters into to construct, sell or acquire a vessel (or vessel-owning businesses). Pursuant to the proposed amendment, Mr. Wang would be entitled to transaction fees payable for transactions entered into prior to April 10, 2017. All other material terms of the Employment Agreement would remain in full force and effect. In consideration for the elimination of new transaction fees following April 10, 2017, the Board’s compensation committee and Mr. Wang would negotiate in good faith to further modify the Employment Agreement and Mr. Wang’s overall compensaiton package and to use reasonable best efforts to conclude such negotiations by June 30, 2017. There is no assurance that a definitive amendment will be entered into by the parties or the ultimate terms of any such amendment.

Executive Committee

In connection with the changes to the Board discussed above, the Board intends to create an Executive Committee of the Board. The Executive Committee would initially consist of two directors, being Larry Simkins and Gerry Wang, and the Board intends that David Sokol would be added as a third member pending his appointment to the Board. The purpose of the Executive Committee is expected to be to support the efficient functioning of the Board by, among other things, (1) identifying, evaluating and coordinating, on behalf of the Board, such matters as the Executive Committee determines should be preliminary considered by the Executive Committee prior to consideration of such matters by the full Board, and advising the Board on such and certain other matters, (2) monitoring the transition of executive officers and members of senior management and recommending to the Board any proposed hiring and firing of the Company’s Chief Executive Officer and approving the hiring and firing by the Chief Executive Officer of any other senior management member unless such proposed hiring or firing is otherwise approved, rejected or directed by the Board, (3) reviewing material corporate policies, plans and proposals and (4) fulfilling any duties delegated to it by the Board from time to time. It is expected that the committee would only advise or recommend to the Board matters or actions, and not approve any matters or actions unless expressly delegated to the committee or expressly set forth in the committee charter. The Board’s governance and conflicts committee would continue to review and approve related party transactions.

Press Release

Attached as Exhibit 99.1 is a copy of an announcement of Seaspan Corporation, dated April 10, 2017, relating to the changes described above.

Incorporation by Reference

This Form 6-K is filed with reference to and hereby incorporated by reference into the following Registration Statements:

•	Registration Statement on Form F-3D (Registration No. 333-151329) of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008;

•	Registration Statement on Form S-8 (Registration No. 333-173207) of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011;

•	Registration Statement on Form F-3ASR (Registration No. 333-180895) of Seaspan Corporation filed with the Securities and Exchange Commission on April 24, 2012, as amended on March 22, 2013;

•	Registration Statement on Form S-8 (Registration No. 333-189493) of Seaspan Corporation filed with the Securities and Exchange Commission on June 20, 2013;

•	Registration Statement on Form F-3ASR (File No. 333-195571) of Seaspan Corporation filed with the Securities and Exchange Commission on April 29, 2014, as amended on March 3, 2017;

•	Registration Statement on Form F-3ASR (File No. 333-200639) of Seaspan Corporation filed with the Securities and Exchange Commission on November 28 2014, as amended on March 3, 2017;

•	Registration Statement on Form S-8 (Registration No. 333-200640) of Seaspan Corporation filed with the Securities and Exchange Commission on November 28, 2014;

•	Registration Statement on Form F-3D (Registration No. 333-202698) of Seaspan Corporation filed with the Securities and Exchange Commission on March 12, 2015;

•	Registration Statement on Form F-3ASR (Registration No. 333-211545) of Seaspan Corporation filed with the Securities and Exchange Commission on May 23, 2016, as amended on March 3, 2017 and March 7, 2017; and

•	Registration Statement on Form S-8 (Registration No. 333-212230) of Seaspan Corporation filed with the Securities and Exchange Commission on June 24, 2016.

Exhibits

Exhibit No.	Description

99.1	Press Release issued by Seaspan Corporation on April 10, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION
Date: April 10, 2017
	By:	/s/ David Spivak
David Spivak
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Seaspan Corporation on April 10, 2017.